UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): July 8, 2022

Cloudastructure, Inc.

(Exact name of issuer as specified in its charter)

Delaware	87-0690564
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

55 E 3rd Ave San Mateo, California	94401
(Address of principal executive offices)	(ZIP Code)

(650) 644-4160
(Registrant’s telephone number, including area code)

Units

Warrants

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Information

Asset Purchase Agreement

On July 8, 2022, Cloudastructure, Inc. (“Cloudastructure”, the “Company”, “we”, “us”, or “our”) entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Infrastructure Proving Grounds, Inc, a Delaware corporation (“IPG”) and each of the stockholders of IPG (the “Shareholders”).

IPG is an internet of things (IoT) cybersecurity company. IPG produces the award-winning GearBox IoT security tool. We believe that GearBox combines a durable appliance with simple execution to allow industrial operators the insight they need to secure their infrastructure. GearBox provides cybersecurity and performance metrics to some of the nation's most critical infrastructure including utilities, commercial buildings, healthcare and transportation.

The Asset Purchase

Pursuant to the Asset Purchase Agreement, the Company agreed, at the closing of the transactions (the “Closing”), to purchase all of the assets of IPG that relate to, or are used in connection with, IPG’s business – i.e. producing, selling and servicing the GearBox product, and other related business items (the “Gearbox Assets”). The purchase price for the Gearbox Assets was (i) $250,000 in cash; and (ii) a warrant to purchase up to 21,250,000 shares of the Company’s Class A Common Stock (the “Warrant”).

Additionally, the Company agreed in the Warrant that IPG will be entitled to bonuses payable in cash and up to an additional 6,250,000 shares of the Company’s Class A Common Stock upon reaching certain milestones, as described further below (i.e. “Performance Warrants”).

The Asset Purchase Agreement contains certain customary representations, warranties and covenants of the parties to the agreement.

The Closing of the Asset Purchase Agreement occurred on July 8, 2022. The Gearbox Assets as owned and operated by the Company following the Closing date will be operated as a separate division of the Company (the “GearBox Division”).

At the Closing, the Company paid to IPG $250,000 in cash, issued the Warrant described below to IPG, and entered into the employment agreements with the founders of IPG, in exchange for all of the Gearbox Assets of IPG that relate to, or are used in connection with, IPG’s business.

Terms of the Warrant

The Warrant has a term of ten (10) years and is exercisable subject to certain milestone achievements and vesting provisions.

Vesting of Shares. 3,750,000 shares became issuable upon the exercise of the Warrant on the Closing date of the Asset Purchase Agreement. After this initial vesting allotment, the number of shares issuable upon exercise of the Warrant is dependent on the achievement of certain financial performance milestones (measured by EBITDA, or earnings before interest, taxes, depreciation, and amortization) of the Gearbox Division of the Company.

(i)	If the EBITDA of the GearBox Division for the twelve consecutive months ending June 30, 2023 equals or exceeds $442,000, then an additional 3,750,000 shares will become exercisable;
(ii)	If the EBITDA of the GearBox Division equals or exceeds $831,000 for the twelve consecutive months ending June 30, 2024, then an additional 3,750,000 shares will become exercisable; and
(iii)	If the EBITDA of the GearBox Division equals or exceeds $1,835,925 for the for the twelve consecutive months ending June 30, 2025, then an additional 3,750,000 shares will become exercisable.

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Each vesting allotment set forth above is subject to certain adjustments as set forth in the Warrant.

The exercise price per share of Class A Common Stock is $0.31, subject to adjustment pursuant hereto a 409A valuation currently being conducted by the Company.

Market Stand-off. Once exercised, the shares of Class A Common Stock will be subject to a “market stand-off”, whereby such shares cannot be sold or otherwise transferred during the one hundred eighty (180) day period following the effective date of a registration statement of the Company filed under the Securities Act of 1933.

The foregoing description of the Warrant is qualified by reference to the Warrant included as exhibit 3.1 to this Current Report on Form 1-U.

Performance Warrants

As additional consideration for the transaction, the Company agreed to issue IPG an additional 6,250,000 warrants exercisable into shares in form and content substantially identical to the Warrant – except that such warrants would only be exercisable by IPG in the event that the GearBox Division exceeds EBITDA goals set forth above (the “Performance Warrants”). The amount of shares exercisable pursuant is dependent on the extent that the GearBox Division exceeds the above EBITDA goals, with the entire 6,250,000 becoming exercisable if the GearBox Division exceeds EBITDA goals above by 175%.

Cash Bonus

The Company agreed to pay IPG cash bonuses equal to 35% of the “Free Cash Flow” (as defined in the Asset Purchase Agreement) of the GearBox Division in each year ending June 30, 2023, June 30, 2024 and June 30, 2025, provided that the cumulative amount of such cash bonuses payable for all three years will not exceed an aggregate of $1,750,000. Cash bonuses paid to IPG will be distributed to eligible employees entitled to such cash bonuses to be selected by the Chief Executive Officer of IPG and must be approved by the Company.

Employment Agreements

The Company also agreed to enter into employment agreements with each of the four founders of IPG that will be effective at the Closing. Pursuant to these employment agreements, these individuals will be “at will” employees, and these new employees will be entitled collectively to annual compensation of $725,000. The duties of these employees will be primarily to assist with the operations of the GearBox Division.

The foregoing description of the Asset Purchase Agreement is qualified in its entirety by reference to the Asset Purchase Agreement filed as exhibit 6.1 to this Current Report on Form 1-U.

EXHIBITS

3.1	Warrant to Purchase Class A Common Stock of Cloudastructure, Inc. issued to Infrastructure Proving Grounds, Inc.

6.1	Asset Purchase Agreement by and among Cloudastructure, Inc., Infrastructure Proving Grounds, Inc. and its Shareholders. †

† Portions of the exhibit have been omitted.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLOUDASTRUCTURE, INC.

By:	/s/ Rick Bentley
Name:	Rick Bentley
Title:	Chief Executive Officer

Date: July 13, 2022

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